UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Macrocure Ltd. (“Macrocure”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed interim consolidated financial statements of Macrocure as of, and for the six month period ended, June 30, 2015; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Operating and Financial Review and Prospects, which reviews Macrocure’s results of operations and financial condition as of, and for the six month period ended, June 30, 2015.

 Macrocure intends to incorporate by reference the foregoing six-month unaudited condensed interim consolidated financial statements of Macrocure, together with the Operating and Financial Review and Prospects covering that six month period, in the Registration Statement on Form F-3 that Macrocure intends to file with the SEC immediately hereafter on the date hereof.

CONTENTS

Annexed hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference are the following exhibits:

Exhibit Number	Description

99.1	Unaudited condensed interim consolidated financial statements of Macrocure as of, and for the six month period ended, June 30, 2015
99.2	Operating and Financial Review and Prospects of Macrocure for the six months ended June 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: August 10, 2015	By:	/s/ Mark Page
	Name:	Mark Page
	Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description

99.1	Unaudited condensed interim consolidated financial statements of Macrocure as of, and for the six month period ended, June 30, 2015
99.2	Operating and Financial Review and Prospects of Macrocure for the six months ended June 30, 2015